Exhibit 99.2

FOR IMMEDIATE RELEASE
Investor Relations Contact:
Raphael Gross
203-682-8253
investors@frgi.com

Fiesta Restaurant Group, Inc. Appoints Richard Stockinger CEO
Adds Highly-Qualified Industry Executive Paul Twohig to the Board
Promotes Danny Meisenheimer to Chief Operating Officer
Names Stacey Rauch Chairman of the Board
Provides Strategic Update

DALLAS, Texas - (Business Wire) - February 27, 2017 - Fiesta Restaurant Group, Inc. (“Fiesta” or the “Company”) (NASDAQ: FRGI), parent company of the Pollo Tropical® and Taco Cabana® fast casual restaurant brands, today announced new changes to its management team and Board designed to strengthen the Company and its governance, and a strategic update.

Leadership Update

The Board has appointed Richard (“Rich”) Stockinger as Chief Executive Officer of Fiesta. Mr. Stockinger served as President and Chief Executive Officer of Benihana Inc. from 2009 to 2014, a member of the Board of Directors of Benihana from 2008 to 2014, a member of the Audit Committee of Benihana from 2008 to 2009 and Chairman of the Board of Directors of Benihana from 2010 to 2012. Prior to joining Benihana, he spent more than two decades at The Patina Restaurant Group, LLC and its predecessor Restaurant Associates, Inc. during which time he served in various senior executive capacities, including as President from 2003 to 2008 and as a Director from 1998 to 2006. Most recently, Mr. Stockinger has been a consultant of Bruckmann, Rosser, Sherrill & Co., a private equity firm, and Not Your Average Joes, a private restaurant company of which Mr. Stockinger is a member of the Board of Directors. The Company believes Mr. Stockinger’s strong track record as a director and executive with multiple private and public restaurant companies makes him an excellent choice to lead Fiesta.

Moreover, the Company appointed Paul Twohig as a non-executive member of the Board of Directors of Fiesta. Mr. Twohig joined Dunkin’ Brands in 2009 and currently serves as President, Dunkin' Donuts U.S. and Canada. Prior to joining Dunkin’ Brands, Mr. Twohig served as a Senior Vice President, Eastern Division for Starbucks Corporation. Mr. Twohig also previously served as Chief Operating Officer for Panera Bread Company. The Company plans to leverage Mr. Twohig’s extensive operating experience with highly successful and growing restaurant brands. The Company worked with a prominent executive search firm to identify CEO and director candidates, as previously announced by the Company in September 2016.

The Board also appointed Stacey Rauch as non-executive Chairman of the Board of Directors of Fiesta. Ms. Rauch has served as a non-executive Director of the Company since 2012. Ms. Rauch is a Director Emeritus of McKinsey & Company from which she retired in September 2010, after serving 24 years with the company. Ms. Rauch was a leader in McKinsey’s Retail and Consumer Goods Practices, served as the head of the North American Retail and Apparel Practice, and acted as the Global Retail Practice Convener. In her expanded leadership role, she brings a wealth of experience working with companies in the dynamic consumer and retail industries.

Lastly, Danny Meisenheimer has been promoted to Chief Operating Officer and Senior Vice President of Fiesta. Mr. Meisenheimer has been interim CEO of Fiesta since September 2016, and Chief Operating Officer and Vice President of Pollo Tropical since 2013. Mr. Meisenheimer previously served as Chief Brand Officer of Pollo Tropical in 2012. Prior to joining Pollo Tropical, Mr. Meisenheimer was Chief Operating Officer at Souper Salad, Inc. from 2010 to 2012 and Chief Brand Officer at Souper Salad, Inc. from 2008 to 2010. Before that, Mr. Meisenheimer was Vice President, Brand Management at Pizza Inn from 2005 to 2008.

Board Chair Stacey Rauch said, “We are very pleased to welcome Rich Stockinger as Fiesta’s new CEO and President. Rich is a respected, results-driven industry veteran who understands the value of our Pollo Tropical and Taco Cabana brands and has the skills and experience necessary to be a strong and effective leader in advancing our strategic initiatives at this critical juncture. Danny Meisenheimer’s material contributions over the past five years at Pollo Tropical and as recent Interim CEO and President make him the obvious choice to become COO of Fiesta and partner with Rich to lead operations across both brands. I would also like to welcome to our Board Paul Twohig, who brings extensive restaurant leadership and operating experience, and thank Jack Smith for his long-standing service as Chairman and continued leadership as a non-executive Director.”

Richard Stockinger said, “The opportunity at Fiesta is extraordinary. The competitive positioning and potential upside of both Pollo Tropical and Taco Cabana makes me optimistic about the future of the Company. I look forward to working closely with the Board, the rest of management and all of our dedicated team members to establish a comprehensive operating and growth plan that we can deliver as a cohesive unit.”

Strategic Update

For the past four months, a Committee of the Board of Fiesta carefully evaluated a range of strategic alternatives potentially available to the Company, including a possible sale of the Company. The Company retained financial and legal advisors to assist it in evaluating a sale of the Company and to conduct a confidential sale process. Following the review of information provided by the Company, no potential counterparty presented a final proposal to acquire Fiesta. Given recent soft Company performance and a weak industry outlook, the Board concluded that the Company should suspend the sale evaluation process, complete the hiring of a permanent CEO and new director to bolster Company leadership and continue to pursue a business plan focused on value creation as a standalone company.

The Board also affirmed its previously stated position that it will not pursue the spin-off of the Taco Cabana brand at this time. In addition, Fiesta will not pursue a divestiture of Taco Cabana given the opportunities the Board believes remain with the brand and the significant tax inefficiencies currently inherent in a sale transaction.

For the time being, as previously disclosed, the Company intends to maintain growth initiatives and restaurant development focused on lower-risk and higher return Florida markets for Pollo Tropical and Texas markets for Taco Cabana. In 2017, the Company expects to open 12 new Company-owned Pollo Tropical restaurants in Florida and 10 new Taco Cabana restaurants in Texas. Also during 2017, the Company plans to remodel approximately 20 Pollo Tropical restaurants in its most profitable region, south Florida. In addition, Fiesta’s current year priorities at both Pollo Tropical and Taco Cabana include improving field operations through retraining and recertification of restaurant managers and team members, optimizing and evolving its menus through new product innovation, impactful marketing and expanding off-premise sales through online ordering, catering, and third-party delivery services.

Ms. Rauch concluded, “Fiesta operates two powerful brands with tremendous appeal. Significant opportunities remain for growth in Pollo Tropical and Taco Cabana’s existing markets, and while our expansion into Texas for Pollo Tropical has been challenging, we continue to believe in the long term attractiveness of the business model and its potential beyond its traditional markets. In addition, we believe our 2017 priorities will enhance the overall brand experience, increase guest frequency and open additional channels of sales growth. With an energized team in place, we are eager to continue to deliver to our loyal guests the quality and value they have long appreciated at Pollo Tropical and Taco Cabana and to introduce new guests to our unique and craveable product offerings.”

About Fiesta Restaurant Group, Inc.

Fiesta Restaurant Group, Inc. is the parent company of the Pollo Tropical and Taco Cabana restaurant brands. The brands specialize in the operation of fast-casual restaurants that offer distinct and unique Caribbean and Mexican inspired flavors with broad appeal at a compelling value. The brands feature made-from-scratch cooking, fresh salsa bars, drive-thru service and catering. For more information about Fiesta Restaurant Group, Inc., visit the corporate website at www.frgi.com.

Forward-Looking Statements

Except for the historical information contained in this news release, the matters addressed are forward-looking statements. Forward-looking statements, written, oral or otherwise made, represent Fiesta's expectation or belief concerning future events. Without limiting the foregoing, these statements are often identified by the words "may," "might," "believes," "thinks," "anticipates," "plans," "expects," "intends" or similar expressions. In addition, expressions of Fiesta's strategies, intentions or plans are also forward-looking statements. Such statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond Fiesta's control. Investors are referred to the full discussion of risks and uncertainties as included in Fiesta's filings with the Securities and Exchange Commission.

Important Additional Information

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with the Company’s 2017 Annual Meeting of Stockholders. The Company intends to file a proxy statement and white proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from the Company’s stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of the Company’s directors and executive officers in Company stock, restricted stock and options is included in the Company’s SEC filings on Forms 3, 4, and 5, which can be found through the Company’s website www.frgi.com in the section “Investor Relations” or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings, including the Company’s definitive proxy statement for the 2016 Annual Meeting of Stockholders and its Annual Report on Form 10-K for the year ended January 3, 2016. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2017 Annual Meeting. Stockholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at www.frgi.com in the section “Investor Relations.”